UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

August 3, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Deborah O’Neal

Re: OneAscent International Equity ETF and OneAscent Emerging Markets ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed June 2, 2022 for the purpose of forming two new series, the OneAscent International Equity ETF (the “International Equity Fund”) and the OneAscent Emerging Markets ETF (the “Emerging Markets Fund”) (together, the “Funds”).

(1)	Comment: Provide final fee tables and expense examples at least one week prior to the effective date.

Response: Final fee tables and expense examples are attached as Exhibit A.

(2)	Comment: With respect to both Funds, confirm that dividend and interest expenses on securities sold short will be reflected in the fee tables.

Response: With respect to each Fund, the Registrant confirms that dividend and interest expenses, if any, will be reflected in a separate line item in the fee table.

(3)	Comment: With respect to both Funds, confirm that acquired fund fees and expenses exceeding 1 basis point will be reflected in a separate line item in the fee tables.

Response: With respect to each Fund, the Registrant confirms that acquired fund fees and expenses exceeding 1 basis point will be reflected in a separate line item in the fee table.

(4)	Comment: With respect to both Funds, in the “Values-Based Screening” disclosure, clarify the meaning of “vibrant” as used in the “fostering vibrant communities” bullet.

Response: This bullet point refers to the overall quality of the business that a company is involved in with regard to its products and services. As indicated elsewhere in the strategies, the Adviser avoids companies whose principal business activities and practices include production or significant distribution of addictive products, including adult entertainment, pornography, gambling, and tobacco. In terms of fostering “vibrant” communities, after the Adviser excludes these and other companies fostering other negative practices, the Adviser seeks to invest in companies that promote flourishing, or “vibrant”. To be consistent with another of the Adviser’s existing ETFs, the Adviser prefers to use the word “vibrant” and further believes that its’ meaning is clear in the context of the Adviser’s overall values-based investment framework.

(5)	Comment: With respect to both Funds, in the “Values-Based Screening” disclosure, clarify the meaning of “embracing a partnership and a spirit of collaboration”.

Response: This bullet point refers to a company’s relationship with its suppliers and the effects those relationships have on the communities they impact. The Adviser will monitor the policies companies have in place in dealing with suppliers so that care is taken to assure suppliers are not violating human rights in any way. To be consistent with another of the Adviser’s existing ETFs, the Adviser prefers to retain this bullet point and further believes that its’ meaning is clear in the context of the Adviser’s overall values-based investing framework.

(6)	Comment: With respect to both Funds, in the last paragraph of the principal investment strategies, remove “For temporary defensive purposes” from the paragraph and clarify how this part of the strategies.

Response: We have revised the referenced paragraphs as follows:

The Fund may invest all or substantially all of its assets in cash and cash equivalents, including money market funds and other short-term fixed income investments, in seeking to protect principal, or when, in the Adviser’s opinion, there are not sufficient companies available for investment that meet the Adviser’s investment criteria. As an alternative to holding cash or cash equivalents, the Adviser may invest the Fund’s assets in shares of other investment companies, including open-end and closed-end funds and exchange traded funds (“ETFs”) (collectively, “Underlying Funds”) in order for the Fund to be more fully invested in the markets.

(7)	Comment: With respect to both Funds, consider adding to the Values-Based Investment Risk, or adding as a new risk, the risk that third-party data could be inaccurate or incomplete.

Response: We have added the following to the Values-Based Investment Risk:

Further, in selecting companies for investment, the Adviser may rely on information and performance data from third-party research providers, which could be incomplete or erroneous, which in turn could cause the Adviser to assess an issuer incorrectly.

(8)	Comment: With respect to the Emerging Markets Fund, describe in the principal investment strategies how emerging markets countries are identified.

Response: We have modified the first sentence of the Emerging Markets Fund principal investment strategies as follows: “The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies in emerging market countries as defined by the MSCI Emerging Markets Index.”

(9)	Comment: With respect to the Emerging Markets Fund, clarify in plain English the meaning of the last sentence of the first paragraph of the principal investment strategies.

Response: We have deleted the last sentence of the first paragraph of the Emerging Markets Fund’s principal investment strategies, as well as the two preceding sentences.

(10)	Comment: In the Additional Information About Management of the Funds section, specify the period of the report to shareholders in which the factors that the Board considered in approving the management agreements for the Funds will be included.

Response: We have revised the disclosure as follows:

A discussion of the factors that the Board considered in approving the management agreements for the Funds will be included in the Funds’ semi-annual report to shareholders for the period ending February 28, 2023.

(11)	Comment: In the Statement of Additional Information, please delete the statement that the Fund reserves the “absolute” right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if “(d) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; and (f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners ….” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: We have made the requested changes.

(12)	Comment: In the Statement of Additional Information disclose how the Adviser will approach ESG proxy issues in connection with its proxy voting policies.

Response: We have added the following disclosure to the Proxy Voting Policy section of the Statement of Additional Information: “The Adviser approaches all proxy issues, including ESG-related matters, through its Values-Based Investing framework. This includes voting in such a way that fosters flourishing for key stakeholders and results in a positive impact on the world.”

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to: Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP

EXHIBIT A

Fees and Expenses of the Fund (International Equity Fund)

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.74%
Other Expenses[1]	0.55%
Total Annual Fund Operating Expenses	1.29%
Fee Waiver and/or Expense Reimbursement[2]	(0.34)%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	0.95%

1-Other Expenses are based on estimated amounts for the current fiscal year.

2-The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 0.95% through December 31, 2023. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver/expense payment by the adviser is subject to recoupment by the adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 97	$ 375

Fees and Expenses of the Fund (Emerging Markets Fund)

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.74%
Other Expenses[1]	1.38%
Total Annual Fund Operating Expenses	2.12%
Fee Waiver and/or Expense Reimbursement[2]	(0.87)%
Total Annual Fund Operating Expenses (After Fee Waiver and/or Expense Reimbursement)	1.25%

1-Other Expenses are based on estimated amounts for the current fiscal year.

2-The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual Fund operating expenses, excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business, do not exceed 1.25% through December 31, 2023. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver/expense payment by the adviser is subject to recoupment by the adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, the Fund’s operating expenses remain the same, and the expense reduction/reimbursement described above remains in place for the contractual period only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 127	$ 580